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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

         For the month of November 2002
                          -------------


                                  Kookmin Bank
                                  ------------

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             -------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X          Form 40-F _____
                                    -

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes _____      No   X
                                                 -

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                                 Eurobond Issue

On November 28, Kookmin Bank announced that it commences the road show for issuance of Eurobond in amount of US$ 300 million. Details are as follows.

 .  Type of issue           Public offering in Europe

 .  Use of proceeds         Capital for redemption of overseas subordinated bond
                            and repayment of overseas borrowing

 .  Subscription            Expectedly on December 11, 2002

 .  Maturity                Five years from the subscription date


Coupon rate will be determined upon the contract date. The deal can be sized up to US$ 400 million if investors show good responses.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Kookmin Bank
                                        -------------------------------
                                        (Registrant)




   Date: November 28, 2002              By: /s/ Jong-Kyoo Yoon
                                        -------------------------------
                                        (Signature)

                                        Name:  Jong-Kyoo Yoon
                                        Title: Executive Vice President &
                                               Chief Financial Officer

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